# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AppLovin Corporation, CIK 0001751008
CUSIP: 03831W108
Title of class of securities: Class A common stock, par value $0.00003 per share
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-254134
Filed by CIK 0001348636

## Reporting persons
- Herald Chen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,408,887; sole dispositive power 3,218,877; shared dispositive power 190,000; aggregate amount beneficially owned 3,408,887 (1.1% of the class)
  Comment: For additional information regarding row 11, see Item 4.

## Item 1. Issuer
Name of issuer: AppLovin Corporation
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California 94304

## Item 2. Person Filing
Name of person filing: Herald Chen
Address of principal business office or, if none, residence:
c/o AppLovin Corporation
1100 Page Mill Road
Palo Alto, California 94304
Citizenship: The Reporting Person is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The reporting person holds a total of 3,408,877 shares of common stock of the Issuer, based on (i) 621,209 shares of Class A Common Stock of the Issuer held by the reporting person, (ii) 190,000 shares of Class A Common Stock of the Issuer held by Herald Y. & Mei K. Chen, as trustees of The Chen Family 2012 Irrevocable Trust, for which the reporting person and his spouse serve as co-trustees (the "Chen Family Trust"), (iii) 717,467 shares of Class B Common Stock of the Issuer held by the reporting person, and (iv) 1,880,201 shares of Class A Common Stock of the Issuer subject to options held by Mr. Chen that are exercisable within 60 days of December 31, 2024. The ownership percentage in Row 11 of the cover page is calculated based on 309,353,198 shares of Class A Common Stock outstanding as of December 31, 2024, as reported by the Issuer to the reporting person, plus the assumed exercise, as applicable of 1,880,201 shares of Class A Common Stock subject to options, and conversion of 717,467 shares of Class B Common Stock deemed beneficially owned by Mr. Chen into shares of Class A Common Stock.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

In addition, Mr. Chen and Adam Foroughi, co-founder, Chief Executive Officer, and the Chairperson of the board of directors of the Issuer (collectively with certain affiliates, the "Voting Agreement Parties") are parties to a Voting Agreement (the "Voting Agreement"), which contains certain provisions relating to voting of securities of the Issuer by the parties thereto. Pursuant to the Voting Agreement, together, Mr. Foroughi and Mr. Chen have the authority to direct the vote of all shares of Class B Common Stock, and all other shares of capital stock of the Issuer, held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

By virtue of the Voting Agreement and the obligations and rights thereunder, the reporting person acknowledges and agrees that he is acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Voting Agreement Parties and/or certain of their affiliates. The reporting person expressly disclaims beneficial ownership over any shares of Class A Common Stock or Class B Common Stock that he may be deemed to beneficially own solely by reason of the Voting Agreement. Mr. Foroughi has separately made a Schedule 13G filing reporting his beneficial ownership of shares of Class A Common Stock.

Pursuant to an equity exchange right agreement entered into between the Issuer and Mr. Chen (the "Equity Award Exchange Agreement"), Mr. Chen has a right (but not an obligation) to require the Issuer to exchange any shares of Class A Common Stock received upon the exercise of options to purchase shares of Class A Common Stock for an equivalent number of shares of Class B Common Stock. This right applies only to equity awards granted to Mr. Chen prior to the effectiveness of the filing of the Issuer's amended and restated certificate of incorporation in connection with the Issuer's initial public offering. As of December 31, 2024, there were 1,880,201 shares of Class A Common Stock subject to options held by Mr. Chen subject to the Equity Award Exchange Agreement that may be exchanged, upon exercise, for an equivalent number of shares of Class B Common Stock.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Row 5 of cover page
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Herald Chen: /s/ Herald Chen, Herald Chen (02/07/2025)